SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                                              Commission File Number 33-25350-FW
                                                                     -----------

                           NOTIFICATION OF LATE FILING

(Check One):   |_| Form 10-K and Form 10-KSB    |_| Form 11-K    |_| Form 20-F
               |X| Form 10-Q and Form 10-QSB    |_| Form N-SAR

For Period Ended: March 31, 2007
                  --------------

      |_|   Transition Report on Form 10-K and Form 10-KSB
      |_|   Transition Report on Form 20-F
      |_|   Transition Report on Form 11-K
      |_|   Transition Report on Form 10-Q and Form 10-QSB
      |_|   Transition Report on Form N-SAR

For the Transition Period Ended:
                                ------------------------------------------------

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not Applicable

--------------------------------------------------------------------------------



                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:   Wuhan General Group (China), Inc.
                           -----------------------------------------------------

Former name if applicable: United National Film Corporation
                           -----------------------------------------------------

Address of principal executive office (Street and number):
Canglongdao Science Park of Wuhan East Lake Hi-Tech
--------------------------------------------------------------------------------
Development Zone

City, State and Zip Code: Wuhan, Hubei 430200, China
                          ------------------------------------------------------

                                     PART II
                            RULES 12b-25 (b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      (a)   The reasons described in reasonable detail in Part III of this form
|X|         could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period:

Wuhan General Group (China), Inc. (the "Registrant") is unable to file its Report on Form 10-QSB for the quarter ended March 31, 2007 within the prescribed time period without unreasonable effort and expense due to the temporary unavailability of certain information that may materially affect the disclosure to be contained in the Report.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

           Kuang Yuangdong               (86)                 138 7113 6999
      --------------------------------------------------------------------------
              (Name)                 (Area code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  |X| Yes |_| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      As previously reported in its Current Report on Form 8-K filed on February 13, 2007, the Registrant completed a share exchange transaction (the "Share Exchange Transaction") with Fame Good International Limited ("Fame Good"), a British Virgin Islands company, and Universe Faith Group Limited ("Universe Faith"), a British Virgin Islands company, on February 7, 2007 which resulted in a change in control of the Registrant. Prior to February 7, 2007, the Registrant was a shell corporation and was not engaged in any active business. The Share Exchange Transaction changed the Registrant's operations from the operations reported in the Registrant's Quarterly Report on Form 10-QSB for the period ended March 31, 2006 that was filed on April 3, 2006. Through the Registrant's Chinese operating subsidiaries, the Registrant now manufactures and sells industrial blowers that are components of steam-driven electrical power generation plants and industrial steam and water turbines, also principally for use in electrical power generation plants.

      Although the Registrant was the surviving legal entity in the Share Exchange Transaction, the transaction is accounted for as a reverse acquisition with Universe Faith deemed as the accounting acquirer. Accordingly, Universe Faith's historical results are being carried forward and the Registrant's operations will be included in the financial statements commencing on the effective date of the Share Exchange Transaction. Therefore, the amounts of revenue, net profit, assets, liabilities and shareholder's equity will differ significantly from the financial results reported in the previous year's Form 10-QSB that was filed for the corresponding fiscal quarter in 2006 as a result of such reverse acquisition accounting. The Registrant is unable to provide an accurate quantitative estimate of the results for the quarters ended March 31, 2007 and 2006, as it has not yet completed the information necessary to provide such an estimate.

                        Wuhan General Group (China) Inc.
--------------------------------------------------------------------------------
                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized:



Date:    May 16, 2007                       By: /s/ Kuang Yuangdong
                                                --------------------------------
                                            Name:   Kuang Yuangdong
                                            Title:  Chief Financial Officer